Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Astics Inc.

        Withdrawal of Offering Circular on 1-A

        Filed on June 23, 2016

        File No. 024-10569

Ladies and Gentlemen:

On behalf of Astics, Inc., a Texas corporation ("**Company**"), we hereby request, pursuant to the rules (File No. 024-10569), as initially filed with the Securities and Exchange Commission ("**Commission**") on June 23, 2016 ("**Offering Circular**") be withdrawn effective immediately. No securities had been sold under this offering.

Andy Altahawi,Ph D

205 D Chubb Ave, suite 240

Lyndhurst, NJ 07071

Tel. 201-281-2211